EXHIBIT 8.1

List of Subsidiaries of Ossen Innovation Co. Ltd.

Name	Country of Incorporation

Ossen Innovation Materials Group Co., Ltd.	British Virgin Islands

Ossen Group (Asia) Co., Ltd.	British Virgin Islands

Topchina Development Group Ltd.	British Virgin Islands

Ossen Innovation Materials Co. Ltd.	People’s Republic of China

Ossen (Jiujiang) New Materials Co., Ltd.	People’s Republic of China